Mail Stop 4561

September 24, 2009

Daniel J. Warmenhoven
Chief Executive Officer, Chairman of the Board
NetApp, Inc.
495 East Java Drive
Sunnyvale, CA 94089

      Re: NetApp, Inc.
             Form 10-K for the Fiscal Year Ended April 24, 2009
             Form 10-Q for the Quarterly Period Ended July 31, 2009
             File No. 000-27130

Dear Mr. Warmenhoven:

      We have reviewed your response letter dated August 26, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document(s) in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 30, 2009.

Form 10-K for Fiscal Year Ended April 24, 2009

Part III information incorporated by reference from the Definitive Proxy Statement filed on August 20, 2009

Compensation Discussion and Analysis, page 33

Incentive Compensation Plan, page 36

1.   We note that the cash bonuses awarded under your 2009 incentive compensation plan are funded based on your company's achievement of target operating profits. We also note that you define "operating profit" in Appendix C to your definitive proxy statement as income from operations excluding any unusual items. Please tell us who decides, and what standard is used, in determining that an item is

unusual and should be excluded from operating income when determining operating profit for bonuses purposes. Also, please confirm that in future filings, as applicable, you will provide a definition of "operating profit" in your incentive compensation plan discussion so that investors can more clearly understand the basis upon which cash bonuses are awarded. Please also tell us if you considered disclosing your 2009 operating profit target.

Certain Transactions with Related Parties, page 56

2.   We note the discussion in this section of your policy relating to travel by Mr. Warmenhoven. It does not appear that you have filed any documentation related to this policy as an exhibit to your Form 10-K. Pursuant to Item 601(b)(10)(iii) of Regulation S-K, you should file the policy as an exhibit to your report. If a formal document related to the policy does not exist, you should file a written, reasonably detailed description of the policy that informs investors of the key terms of the arrangement.

Form 10-Q for the Quarterly Period Ended July 31, 2009

Notes to Condensed Consolidated Financial Statements, page 6

Note 7. Convertible Notes and Credit Facilities, page 8

3.   We note you adopted FSP APB No. 14-1 on April 25, 2009. Tell us what consideration you gave to also including all of the disclosures required by paragraphs 32(c), 32(d) and 33(a) of this Staff Position.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456, or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

                            Sincerely,

                            Craig Wilson
                            Senior Assistant Chief Accountant